NEUBERGER BERMAN EQUITY SERIES
                            ADMINISTRATION AGREEMENT

                                   SCHEDULE B


      Compensation pursuant to Paragraph 3 of the Neuberger Berman Equity Series Administration Agreement shall be 0.40% per annum of the average daily net assets of each Series.


Dated:
December 30, 1998